Calise Cheng

T: +1 650 843 5172

ccheng@cooley.com

April 29, 2022

Via EDGAR and FedEx

Ms. Effie Simpson

Ms. Claire Erlanger

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re: Sunrun Inc.

Form 10-K for the fiscal year ended December 31, 2021, filed February 17, 2022

Form 8-K Furnished February 17, 2022

File No. 001-37511

Ladies and Gentlemen:

On behalf of our client, Sunrun Inc. (the “Company”), we are submitting this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated April 18, 2022 (the “Comment Letter”), with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “10-K”) and the (ii) Current Report on Form 8-K furnished on February 17, 2022 (the “8-K”). The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraph below to correspond to the numbering of the Comment Letter.

Form 10-K for the Year Ended December 31, 2021

Form 8-K furnished February 17, 2022

Exhibit 99.1 Earnings Release, page 10

1.

We note your response to previous comment 1. Please explain to us and expand future disclosure in order for investors to better understand the reasons why you offset margin on other products sold to derive your Creation Cost metric.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company will add additional disclosure as detailed below in future investor materials as detailed below:

United States Securities and Exchange Commission

April 29, 2022

Page Two

The gross margin derived from solar energy systems and product sales is included as an offset to Creation Cost since these sales are ancillary to the overall business model and lowers our overall cost of business. The sales, marketing, general and administrative costs in Creation Costs is inclusive of sales, marketing, general and administrative activities related to the entire business, including solar energy system and product sales. As such, by including the gross margin on solar energy system and product sales as a contra cost, the value of all activities of the Company’s segment are represented in the Net Subscriber Value.

As further explanation, the Company further supplementally advises the Staff that it operates in one segment. As such, reporting a separate Total Value Generated for Subscribers as well as for solar energy systems and product sales is not necessary to value the overall business, and would entail subjective allocations. For example, costs for marketing, lead generation and other sales and general and administrative activities are not easily identifiable among customers who ultimately select a Customer Agreement or purchase their systems. As a result, the Company presents the gross margin on these ancillary products as a contra cost so that the benefits of these activities are captured in calculating Creation Costs which is a component of Net Subscriber Value.

***

The Company further acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact me at (650) 843-5172 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Calise Cheng

Calise Cheng

cc:	Tom vonReichbauer, Chief Financial Officer

Jeanna Steele, Chief Legal Officer and Chief People Officer

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com